FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                               September 25, 2002


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F     X                   Form 40-F
                               -----                          -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                               No     X
                        ----                              -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.



                                                                Total Pages: 2


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25 September 2002

The Secretary
RNS
Company Announcement Office
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been notified today that Mr C. O'Donnell, a director of the Company has been granted 3,192 three year options over ordinary shares of 12(2)/(9)p each at an option price of 296 p under the Company's Savings Related Share Option Scheme.

Mr. O'Donnell now has options totalling 517,495 over ordinary shares of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary